

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2022

Steven Boyages, MB BS PhD
Interim Chief Executive Officer
GBS Inc.
420 Lexington Ave, Suite 300
New York, NY 10170

   Re: GBS Inc.
     Registration Statement on Form S-3
     Filed April 8, 2022
     File No. 333-264218

Dear Dr. Boyages:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Michael Davis at 202-551-4385 or Tim Buchmiller at 202-551-3635 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Johnathan C. Duncan, Esq.